April 12, 2013
BY EDGAR

Mr. John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	B/E Aerospace, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
File No. 0-18348
Response to Staff Comment Letter dated April 8, 2013

Dear Mr. Cash:

On behalf of our client, B/E Aerospace, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated April 8, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of each comment from the Staff contained in the Comment Letter, followed by the Company’s response to such comment.  For your convenience, we have also included the captions used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Backlog, page 12

1.
We note your response to our prior comment number two and we are unable to agree with your conclusions. Your disclosure states your total backlog is $8.25 billion, which is substantially in excess of twice your fiscal year 2012 sales. Further, as disclosure of backlog information is intended to provide indicative information to investors, we believe such information is material. We also note that you disclose only one named customer representing greater than 10% of your revenues and the sum of two named customers who together, represent 14% of your revenues. You otherwise state you have a broad and diverse customer base with over 300 customers for your commercial aircraft and business jet segments and over 4,000 customers for your consumables management segment. As such, it is unclear to us why you believe disclosure of backlog information at the level of your reportable segments would result in competitive harm or potentially breach any of your customer agreements. Accordingly, in addition to the other expanded backlog information you have agreed to provide, we continue to believe you should provide disclosure of your backlog by reportable segment in future filings. Please contact us at the telephone numbers provided at the end of this letter if you wish to discuss further.

Response

The Company will revise its future filings to provide disclosure of its backlog by reportable segment in its future annual reports under the Exchange Act.

Exhibit 10.12

2.	We have read your response to prior comment six. Please re-file exhibit 10.12 with exhibit A in your next periodic report.

Response

The Company will re-file the first amendment to the amended and restated employment agreement with exhibit A as a single exhibit in its next periodic report under the Exchange Act.

******

In connection with its response to the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this response to the Comment Letter.  Please direct any questions or comments regarding this letter to me at (212) 848-7974.

Very truly yours,

/s/ Jason Lehner

Jason Lehner

cc:	Amin J. Khoury – B/E Aerospace, Inc., Chief Executive Officer
Thomas P. McCaffrey – B/E Aerospace, Inc., Senior Vice President and Chief Financial Officer
Ryan M. Patch – B/E Aerospace, Inc., Vice President - Law, General Counsel and Secretary
Greg Powell – B/E Aerospace, Inc., Vice President, Investor Relations